L'OREAL

International Financial Information Direction
41 rue Martre
92117 CLICHY Cedex - France
Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42

FAX

To :		**From :**	I.F.I.D.
Company :	S.E.C.	**Page(s) :**	3 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	3rd April 2003
Subject :	News Release	**CC :**	

Message :


03022006

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

dlw 6/2

Fax émis par : 33 1 47 56 86 42

L'ORÉAL

NEWS RELEASE

Clichy, Thursday 3rd April 2003
8:55am

L'ORÉAL

1st QUARTER 2003 SALES: € 3.7 BILLION

VERY STRONG LIKE-FOR-LIKE GROWTH: UP 10.4%

The sales of the L'ORÉAL group at 31st March 2003 amounted to € 3.68 billion.

On a like-for-like basis, that is with a comparable structure and at constant exchange rates, the group's sales increased by + 10.4%.

Currency fluctuations have had a very substantial negative impact at –11.7 %. As the 2002 comparison base declined over the year, this impact is expected to gradually diminish over the coming months based on the current exchange rates.

The net impact of changes in the scope of consolidation is low at +0.2%.

The change in consolidated sales compared with the 1st quarter of 2002 is –1.1%.

Sales trends for the group's two branches were as follows:

	like-for-like	**consolidated data**
Cosmetics	+10.5%	-0.9%
Dermatology	+5.7%	-12.6%
Total (1)	+10.4%	-1.1%

(1) including "Other businesses"

The group pointed out that performance in any given quarter should be considered and analysed in the context of the year as a whole.

L'ORÉAL

Increase in cosmetics sales by operational division and geographic zone

Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'ORÉAL, commented: "The dynamism of our brands and the excellent balance in both business activity and geographic zones enabled the group to make good progress, despite limited difficulties in some sectors".

	1st quarter 2003 Like-for-like growth
By division	
Professional Products	+9.8%
Consumer Products	+14.2%
Luxury Products	+2.5%
Active Cosmetics	+11.2%
Cosmetics total	+10.5%
By geographic zone	
Western Europe	+8.5%
North America	+9.4%
Rest of the World	+19.0%
Cosmetics total	+10.5%

Mr Lindsay OWEN-JONES confirmed: "Although not a basis for extrapolation, the 1st quarter sales figures are extremely encouraging".

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ :+33 (0)1.47.56.40.24
http://www.loreal.com

For more information, please contact your bank, broker or financial institution, and consult your usual newspapers or the Internet site for shareholders and investors, http://www.loreal-finance.com; alternatively, call the following number: +33 1 58 13 51 36.

Highlights from the presentation of 2002 financial results will be broadcast live online on the website www.loreal-finance.com on Thursday 3rd April 2003 from 10:15 a.m., and offline from 3:00 p.m. onwards.

L'OREAL – 41 rue Martre – 92117 CLICHY–France.